Exhibit 4.3

Anheuser-Busch InBev SA/NV

Long-Term Incentive Plan

Relating to Shares of Anheuser-Busch InBev

December 2014

Participants’ Guide

THE “INTRODUCTION” SECTION OF THIS DOCUMENT CONSTITUTES PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Anheuser-Busch InBev Long-Term Incentive Plan

relating to Shares of Anheuser-Busch InBev

Introduction

You will find in this section a general description of the Anheuser-Busch InBev Long-Term Incentive Plan (relating to Shares of Anheuser-Busch InBev) (the “Plan”) presented in the form of frequently asked questions (FAQs). This description of the Plan is very general and does not purport to be complete.

The Plan is intended to provide certain employees of Anheuser-Busch InBev and its subsidiaries (“Eligible Employees”) ordinary shares of Anheuser-Busch InBev, which are currently traded on the Euronext Brussels (the “Shares”) and to align the interests of the Eligible Employees with those of Anheuser-Busch InBev.

The Plan is subject to the Belgian legal and regulatory provisions that govern stock option grant plans. The Plan is not regarded, in the United States, as a qualified plan under Section 401(a) of the US Internal Revenue Code of 1986 (the “Code”). Further, the Plan is not subject to any of the provisions of the US Employee Retirement Income Security Act of 1974 (“ERISA”).

The contents of this section are for information purposes only. In any case of discrepancy between the contents of this section and the terms and conditions of the Plan, the provisions of the terms and conditions of the Plan (“Terms and Conditions”) will prevail. Terms beginning with a capital letter have the meaning ascribed to them in the Terms and Conditions.

•	How is the Plan administered?

The Plan is administered by the Board of Directors of Anheuser-Busch InBev (the “Board of Directors”), but the Board of Directors may delegate part or all powers under the Plan to the Remuneration Committee of Anheuser-Busch InBev (the “Committee”). In such a case, the Committee is responsible for the general administration of the Plan in accordance with the Plan rules, under the supervision of the Board of Directors; the Committee is also authorised to establish rules for the administration, interpretation, and application of the Plan. The Board of Directors and the Committee may sub-delegate certain powers to any third party they deem appropriate.

The Board of Directors is currently composed of four members nominated by EPS SA, a Luxembourg company that represents Interbrew’s founding families; four members nominated by BRC S.a.r.l., a Luxembourg company that represents AmBev’s founders; four independent directors and two non-executive, non-independent directors. Board members are elected at the shareholders’ meeting of Anheuser-Busch InBev for 4-year terms. The Board of Directors appoints the members of the Committee from amongst its members.

The Board of Directors can unilaterally modify the practical and/or accessory terms of the Plan at any time. The Board of Directors may also modify the terms and conditions of the Plan when such modifications are required to comply with any change in legislation.

However, shareholders’ approval of any amendment will be obtained to the extent necessary to comply with Section 422 of the Code (relating to Incentive Stock Options) or any other applicable law, regulation or stock exchange listing requirements.

If you would like more information about the Plan or its administrators, please contact your local People Director. For US Participants, please contact Rodrigo Pacca De Oliveria or Alicia Dicks at AB InBev Services LLC, 250 Park Avenue, 10123 New York, (212)573-6253 / (212)573-9293.

•	What is the duration of the Plan? Can it be terminated early?

Unless decided otherwise by AB InBev, the Plan will terminate on the date upon which all the Shares underlying the Options have been delivered to Participants. Any Options granted under the Plan prior to its termination will remain in effect until they have been satisfied or terminated in accordance with their terms.

•	Who may participate in the Plan?

The Plan rules allow the Committee to select any employees of Anheuser-Busch InBev and its subsidiaries in its sole discretion as “Eligible Employees” to whom Options may be offered. All employees of Anheuser-Busch InBev and its subsidiaries who have been informed by their local People Department that they are “Eligible Employees” qualify to participate in the Plan.

•	What securities are offered under the Plan?

A maximum of 4,500,000 Shares can be awarded under the Plan. Such Shares may be issued Shares held in Anheuser-Busch InBev’s treasury or acquired by Anheuser-Busch InBev for the purpose of the Plan. The Shares may be in dematerialized or registered form.

•	What do I have to do to participate in the Plan?

There are three main steps in the participation process:

(i)	you receive from Anheuser-Busch InBev an Offer Letter – which can take the form of a letter, an e-mail, etc.—informing you that you are an Eligible Employee. This letter also indicates the number of Options offered to you by Anheuser-Busch InBev and their Exercise Price;

(ii)	you decide whether or not you wish to participate in the Plan—you have three choices: (i) you accept all the Options, (ii) you accept only part of the Options or (iii) you refuse all the Options;

(iii)	once you have made your choice, you should complete and return/submit your Acceptance Form (which can, in certain situations, be an on-line form to be completed directly on Anheuser-Busch Intranet or on the secured LTI Website mentioned in the Offer Letter) in accordance with the instructions contained in the Offer Letter.

•	Will I have to pay something to participate in the Plan?

You do not have to pay anything to Anheuser-Busch InBev to participate in the Plan. Anheuser-Busch InBev will bear the costs related to the set-up of the Plan.

However, participating in the Plan may result in the obligation for you to pay local taxes and social security contributions in accordance with applicable tax and social security legislation.

In addition, any costs you incur for the financing of the exercise of your Options (if applicable) will have to be borne by you. Similarly, any costs, fees and taxes and social security contributions that may arise upon the exercise of your Options and subsequent sale of Shares you have purchased from Anheuser-Bush InBev will have to be borne by you.

•	What will the Option exercise price be?

The Exercise Price of the Options is the one indicated in your Offer Letter.

•	Do I need to open a securities account to participate in the Plan?

Participating in the Plan does not require that you open a securities account in your home country or in Belgium. Your Options will be recorded in a register in electronic form maintained by Anheuser-Busch InBev (or by a third party appointed by Anheuser-Busch InBev to that effect).

When you exercise your Options, if you receive Shares in registered form, you do not need to have a securities account and ownership will be evidenced through registration in the electronic shareholders’ register of Anheuser-Busch InBev. However, if the Shares are delivered to you in book-entry form, you will need to have a securities account to which the Shares can be transferred.

•	How can I get information on my portfolio of Options?

You can have access to your portfolio of Options through the secured LTI Website mentioned in the Offer Letter (or any successor website thereof).

All transactions on your Options (e.g. exercise) will be carried out electronically from the LTI Website.

•	When can I exercise my Options?

You can exercise your Options on any Trading Day during the Exercise Period set forth in your Offer Letter except otherwise provided in the Terms and Conditions.

You can, of course, never exercise your Options during a Prohibited Period (as defined in Anheuser-Busch InBev’s Code of Dealing) or in breach of any prohibition of insider dealing applying to you.

•	How can I exercise my options?

The exercise of your Options is in principle fully electronic (no paper exercise) and is managed through the LTI Website. All you need to do to exercise your Options is to log on to the LTI Website and follow the instructions.

You have, in principle, the choice between two methods of exercise:

(i)	Regular exercise

Under a regular exercise, you pay the Exercise Price to Anheuser-Busch InBev in cash and you subsequently receive the corresponding Shares from Anheuser-Busch InBev.

The Exercise Price of your Options must be paid to Anheuser-Busch InBev in euros, which is the official currency in Belgium and the currency of your Options. Your Exercise Price in euros must reach the bank account of Anheuser-Busch InBev in Belgium within 10 Banking Days from the date of Exercise. If you pay your

Exercise Price from a bank account denominated in US dollars, please make sure that you give the right instructions to your bank so that a net amount in euros that is equal to your Exercise Price effectively reaches the bank account of Anheuser-Busch InBev in due time. All costs related to the transfer of your Exercise Price to Anheuser-Busch InBev in Belgium (e.g. foreign exchange commission, international bank transfer fees) will have to be borne by you.

The Shares you have purchased from Anheuser-Busch InBev under a regular exercise will then be delivered to you in book-entry form on your securities account or in registered form through a registration in the electronic shareholders’ register of Anheuser-Busch InBev.

(ii)	Cashless exercise

Anheuser-Busch InBev has set up a mechanism whereby you may finance the exercise of your Options through a cashless exercise.

Under a cashless exercise, the Shares you have purchased will be immediately sold on the market and a portion of the sale price equivalent to your Exercise Price will be transferred to Anheuser-Busch InBev for payment of the Exercise Price of your Options. The rest of the sale price less any brokerage costs and other fees (in other words, your net gain) will be paid to you in euros (or in US dollars after conversion of the amount in euros into US dollars) either directly or through your employer, who will withhold, to the extent required, any applicable local taxes and social security contributions. If payments go through your employer, payments may be made on the same schedule as payroll payments and therefore may occur after a reasonable delay, without accruing any interest.

•	What happens if I do not exercise my Options?

Once your Options have become exercisable, you may exercise your Options at any time up to and including the last day of the Exercise Period. However, your Options may not, in any circumstances, be exercised during any Prohibited Period (as defined in the Anheuser-Busch InBev Dealing Code) or in breach of any applicable laws prohibiting insider dealing. Once the Exercise Period is over, if not yet exercised, all of your Options will lapse and you will no longer have any rights in respect of the Options.

•	What happens to my Options and Shares if I leave Anheuser-Busch InBev?

Depending on the circumstances of your departure, your Options either may become null and void or may survive your departure. A departure from Anheuser-Busch InBev may also affect the period during which you may exercise your Options.

Leaving Anheuser-Busch InBev (for whatever reason) will have no impact on the Shares you have purchased from Anheuser-Busch InBev pursuant to the exercise of your Options.

Subject to the special rules in the Terms and Conditions below, upon your resignation or dismissal, whether or not the dismissal is being challenged by you, the Options which are not yet exercisable on your last day of employment will in principle be automatically void. If the Options are exercisable on your last day of employment, they will remain exercisable for 90 days following the dismissal in case of “Dismissal for Serious Cause” or for 180 days if the dismissal was for other reasons (e.g., not for Serious Cause or due to outsourcing or divestiture).

If your employment terminates (including resignation) after attaining a cumulated age of 70 (other than a Dismissal for Serious Cause), all Options that are not exercisable on the date of termination will be treated as follows:

(i)	If employment ends before the end of the second year following the Offer Date:

(a)	If you have participated in the SBC in each of the last five years (or as many years in that period in which you were an eligible employee of Anheuser-Busch InBev or its subsidiaries), a pro-rata portion of your Options will remain in full force and effect, provided that, if requested by Anheuser-Busch InBev, you enter into a non-competition agreement.

(b)	In all other cases, all of your Options will be automatically void.

(ii)	If employment ends on or after the end of the second year following the Offer Date, a pro-rata portion of your Options will remain in full force and effect, provided that, if requested by Anheuser-Busch InBev, you enter into a non-competition agreement.

If your employment terminates (including resignation) after attaining a cumulated age of 70 (other than a Dismissal for Serious Cause), all Options that were exercisable on the date of termination may be exercised until the end of the Exercise Period.

If your employment terminates (including resignation) after attaining a cumulated age of 80 (other than a Dismissal for Serious Cause), all Options that are not exercisable on the date of termination will remain in full force and effect, provided that, if requested by Anheuser-Busch InBev, you enter into a non-competition agreement.

If your employment terminates (including resignation) after attaining a cumulated age of 80 (other than a Dismissal for Serious Cause), all Options that were exercisable on the date of termination may be exercised until the end of the Exercise Period.

If your employment terminates due to your death or permanent disability, your Options that are not exercisable at that time will become immediately exercisable under certain conditions (e.g. if disabled, you may be asked to sign a non-competition agreement, and in the event of your death, your successor must inform Anheuser-Busch InBev of your death). All Options that are exercisable at that time will remain exercisable until the end of the Exercise Period.

•	Can I transfer my stock options?

Your Options may not be transferred or encumbered or otherwise pass to any third party.

•	What rights and obligations attach to Anheuser-Busch InBev Shares?

Upon exercise, your Anheuser-Busch InBev Shares will entitle you to all the rights and benefits generally attached to the ordinary shares. Anheuser-Busch InBev will, at its discretion, deliver Shares in dematerialised form or in registered form. The Shares acquired upon exercise of Options give rights to the dividends paid on such Shares after the date of exercise.

Your Anheuser-Busch InBev Shares acquired upon exercise of Options are not subject to any transfer restrictions under the rules of the Plan.

•	What does it mean to participate in the Plan?

Participation in, and the operation of, the Plan will not form part of or affect your contract of employment or your employment relationship, nor will they give you the right to continued employment. Participation in one grant of Options under the Plan does not indicate that you will participate, or be considered for participation, in any later grants. You are not entitled to any compensation or other benefit in respect of the Plan.

You should understand that the value of Anheuser-Busch InBev Shares can go down as well as up and that past performance of Anheuser-Busch InBev’s shares is no indication of actual future performance.

•	Incorporation of certain documents by reference

Anheuser-Busch InBev will file a Registration Statement on Form S-8 with the US Securities and Exchange Commission( the “SEC”) covering the ordinary shares to be delivered pursuant to the Options.

The SEC allows us to “incorporate by reference” the information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede information pertaining to the same subject in this prospectus or in earlier filings with the SEC. We incorporate by reference into this prospectus:

(i)	Anheuser-Busch InBev’s Annual Report on Form 20-F (File No. 001-34455) filed in the US with the SEC on 24 March 2014; and

(ii)	all documents filed by Anheuser-Busch InBev in the US under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since 31 December 2013.

To the extent designated therein, certain current reports of Anheuser-Busch InBev in the US on Form 6-K, and all documents filed by Anheuser-Busch InBev in the US under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus, but prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.

•	How can I obtain additional information?

You may receive copies of the documents described above and any of the documents that we are required to deliver to employees pursuant to Rule 428(b) of the Securities Act free of charge by submitting a request to your local People Director. Some of these documents are also available for viewing in the Investor section of our website at www.ab-inbev.com.

Terms and Conditions

1	Definitions

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

Acceptance Form	the form whereby an Eligible Employee accepts all or part of the Options or refuses the Options, to be completed by the Eligible Employee in paper format and/or in electronic format on the LTI Website or on the Anheuser-Busch Intranet, as indicated in the Offer Letter;

Anheuser-Busch InBev	Anheuser-Busch InBev SA/NV, with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Banking Day	any day other than a Saturday, a Sunday or a public holiday in Belgium and in the United States, on which banks in Belgium and in the United States are open for business;

Board of Directors	the Board of Directors of Anheuser-Busch InBev;

Code	the US Internal Revenue Code of 1986, as amended;

Code of Dealing	the Anheuser-Busch InBev Dealing Code, as amended from time to time;

Committee	the Remuneration Committee of Anheuser-Busch InBev;

Data Controller	Anheuser-Busch InBev;

Data Processor	any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Section 20 for the implementation, administration and management of the Plan and the Options register in electronic form;

Dismissal	termination of employment by Anheuser-Busch InBev or its subsidiaries.

Dismissal for Serious Cause	termination of employment for serious cause (as determined by the Chief People Officer—or any other person designated by the Chief People Officer—in his sole discretion or, if applicable, as defined in relevant local law) by Anheuser-Busch InBev or its subsidiaries;

Divestiture	a situation whereby Participant’s employer is no longer a subsidiary of Anheuser-Busch InBev following a divestiture through the sale of shares in the said Anheuser-Busch InBev subsidiary or otherwise;

Eligible Employee	an employee of Anheuser-Busch InBev or its majority-owned subsidiaries who received an Offer Letter;

Exercise Form	the form whereby a Participant notifies Anheuser-Busch InBev or any third party designated by Anheuser-Busch InBev to that effect of his/her decision to exercise all or part of his/her Options in accordance with Section 7.4, to be completed by the Participant in paper format and/or in electronic format on the LTI Website, as the case may be;

Exercise Period	the period defined as such in the Offer Letter;

Exercise Price	the price per Option that a Participant must pay for the exercise of his/her Options, as set out in the Offer Letter;

Expiry Date	the last day of the Exercise Period;

Fair Market Value	on a particular date shall be (i) the opening sale price per Share during normal trading hours on the national securities exchange on which the Share is principally traded for such date or the closing sale price per Share on the last preceding date on which there was a sale of such Share on such exchange or (ii) if the Shares are then traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares during normal trading hours in such over-the-counter market for such date or the last preceding date on which there was a sale of such Shares in such market, or (iii) if the Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine;

Incentive Stock Option (“ISO”)	an Option that is intended to qualify for special federal income tax treatment pursuant to Sections 421 and 422 of the Code (or a successor provision thereof) and which is so designated in the applicable Offer Letter. Under no circumstances shall any Option that is not specifically designated as an Incentive Stock Option be considered an Incentive Stock Option;

Leave of Absence	a leave of absence authorised by the Participant’s employer for any reason;

LTI Website	the internet website referred to in the Offer Letter (and any successor thereof) through which a Participant can accept/refuse the Options offered to him/her, monitor his/her portfolio of Options and exercise his/her Options;

Non-Qualified Stock Option (“NQSO”)	an Option that is not designated in the applicable Offer Letter as an Incentive Stock Option and is not intended to qualify for special federal income tax treatment;

Offer Date	the date of the Offer Letter;

Offer Letter	the notification, in paper format (letter) and/or in electronic format (e-mail) whereby Anheuser-Busch InBev offers Options to an Eligible Employee;

Offer Period	the period defined as such in the Offer Letter;

Option	the right to purchase from Anheuser-Busch InBev one existing Share in accordance with these terms and conditions, which has been offered to an Eligible Employee and which has been accepted by the Eligible Employee through the sending of an Acceptance Form to Anheuser-Busch InBev in due time;

Outsourcing	a situation whereby (i) a Participant is dismissed by Anheuser-Busch InBev or a subsidiary of Anheuser-Busch InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of Anheuser-Busch InBev and which provides services to Anheuser-Busch InBev; or (ii) a Participant is transferred by Anheuser-Busch InBev or a subsidiary of Anheuser-Busch InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of Anheuser-Busch InBev and which provides services to Anheuser-Busch InBev;

Participant	any Eligible Employee who has completed and returned an Acceptance Form in accordance with Section 5.2 and who has accepted all or part of the Options, or any Successor to whom Options have been transferred in accordance with these terms and conditions;

Personal Data	each item of information relating to a Participant including (i) his/her identification data (e.g. name, private or professional contact details), (ii) electronic identification data, (iii) personal characteristics (e.g. date of birth, gender, nationality), (iv) employer’s entity, (v) preferred language, (vi) financial data (e.g. details regarding bank account), (vii) details of all rights and other entitlement to Shares awarded, cancelled, purchased, vested, unvested or outstanding;

Plan	the Anheuser-Busch InBev Long-Term Incentive Plan;

Prohibited Period	any period defined as such in the Code of Dealing;

Pro-Rata Formula

where:

PRO   means the number of Options that will remain in full force and effect following the termination of employment

HO     means the number of Options held by the Participant immediately prior to the termination of employment

M        means the number of full calendar months of employment of the Participant within the AB InBev Group during the period from the Offer Date until the date of termination of employment;

Resignation	termination by a Participant of employment with Anheuser-Busch InBev or its subsidiaries;

SBC	the Share-Based Compensation Plan of Anheuser-Busch InBev;

Share	an ordinary share of Anheuser-Busch InBev (ISIN: BE0003793107);

Successor	the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Trading Day	any day on which the regulated market of Euronext Brussels and the New York Stock Exchange are open for trading.

2	Approval of the Plan Documentation

The Plan forms part of an agreement between the Participant and Anheuser-Busch InBev. By returning to Anheuser-Busch InBev a duly completed Acceptance Form in accordance with Section 5.2, the Participant unconditionally agrees to be bound by these terms and conditions.

3	Persons Eligible for Options

Options under the Plan, including Incentive Stock Options, may be offered to such Eligible Employees as the Committee shall select in its sole discretion.

4	Shares Available for Options

The total number of Shares which may be transferred pursuant to Options granted under the Plan shall not exceed 4,500,000 Shares. Such Shares may be issued Shares held in Anheuser-Busch InBev’s treasury or acquired by Anheuser-Busch InBev for the purposes of the Plan. Any Shares delivered by Anheuser-Busch InBev, any Shares with respect to which Options are granted by Anheuser-Busch InBev and any Shares with respect to which Anheuser-Busch InBev becomes obligated to grant as Options, through the assumption of, or in substitution for, outstanding options previously granted by an acquired entity, shall not be counted against the Shares available for Options under this Plan.

5	Acceptance of the Options

5.1	Full or partial acceptance

An Eligible Employee to whom Options are offered has the possibility of accepting only part of them. To that effect, the Eligible Employee shall mention in the Acceptance Form the exact number of accepted Options. If an Eligible Employee accepts only part of the Options, he/she shall be deemed to have refused the other Options offered to him/her.

5.2	Mode of acceptance

5.2.1	General

The mode of acceptance of the Options is set out in the Offer Letter and, at the choice of Anheuser-Busch InBev, takes the form of an electronic acceptance or of a paper-form acceptance.

5.2.2	Electronic acceptance

In the case of acceptance of the Options in electronic form, the Eligible Employee must confirm and submit his/her choice through the LTI Website or the Anheuser-Bush Intranet, as specified in the Eligible Employee’s Offer Letter.

The Acceptance Form must be completed online and submitted during the Offer Period and, to the extent applicable, after having accepted the terms of use of the LTI Website.

If the LTI Website or the Anheuser-Busch Intranet, as the case may be, is not accessible (for technical reasons or otherwise) during the Offer Period, the Eligible Employee must ask his/her local People Department for an Acceptance Form in paper format and return it to Anheuser-Busch InBev in accordance with Section 5.2.3 below.

Failure to complete and submit the Acceptance Form as set out above will be deemed to constitute a refusal by the Eligible Employee of all Options offered to him/her.

5.2.3	Paper-form acceptance

In the case of acceptance of the Options in paper form, the Eligible Employee must complete, date and sign the Acceptance Form attached to the Offer Letter and return it to the address indicated on it. The completed Acceptance Form must reach Anheuser-Busch InBev, or any third party designated by it to that effect, during the Offer Period.

Failure to return the completed, dated and signed Acceptance Form as set out above will be deemed to constitute a refusal by the Eligible Employee of all Options offered to him/her.

6	Transferability

Except for transfers as a result of death (see Section 8.4 below), Options may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

7	Exercise of the Options

7.1	Exercise Price

The Exercise Price of the Options is specified in the Offer Letter and will not be less than 100% (or 110%, in the case of ISOs granted to an individual described in Section 422(b)(6) of the Code (relating to certain 10% owners)) of the Fair Market Value of a Share on the date of grant.

7.2	Exercise Period

Subject to Sections 7.3 and 8, the Options may be exercised only during the Exercise Period. The Options that are not exercised within the Exercise Period automatically expire and become null and void.

7.3	Exercise limitations

The Options may not, in any circumstances, be exercised during a Prohibited Period or in breach of any applicable laws prohibiting insider dealing.

7.4	Terms of exercise

7.4.1	General

(i)	An Option will be deemed exercised upon receipt by Anheuser-Busch InBev, or any other person designated to that effect by Anheuser-Busch InBev, at any time during the Exercise Period (but not later than 11.59 p.m. Brussels time on the Expiry Date), of the following:

(a)	a duly completed Exercise Form explicitly mentioning the number of Options being exercised by the Participant; and

(b)	any other statements and documents that the Chairman of the Board of Directors, the Committee or any other person designated to that effect by the Committee deems necessary or desirable in order to comply with all applicable legal and regulatory provisions.

(ii)	The exercise of the Options will be processed by Anheuser-Busch InBev, or by any person or entity designated for this purpose by Anheuser-Busch InBev, as soon as administratively and/or legally possible.

7.4.2	Regular exercise

(i)	Full payment of the Exercise Price (as well as related costs, taxes and duties, if any) must reach Anheuser-Busch InBev at the latest ten (10) Banking Days after the date of exercise, in the manner indicated on the Exercise Form and/or the LTI Website. Transfer of ownership of the Shares will occur upon receipt by Anheuser-Busch InBev of the Exercise Price (as well as related costs, taxes and duties, if any).

(ii)	If the Participant fails to pay the Exercise Price within the time frame provided in Section 7.4.2(i), Anheuser-Busch InBev will, at its sole discretion, be authorized to cancel the exercise of the Options.

7.4.3	Cashless exercise

(i)	Anheuser-Busch InBev may, at its sole discretion, set up a mechanism of cashless exercise whereby a Participant may elect to simultaneously exercise Options and sell the Shares underlying the exercised Options. In that case, the Exercise Price will be paid to Anheuser-Busch InBev from the proceeds of the sale of the Shares, in accordance with Section 7.4.3(iii).

(ii)	By opting for a cashless exercise, the Participant irrevocably:

(a)	where relevant, instructs Anheuser-Busch InBev to appoint a financial intermediary to sell the Shares underlying the exercised Options on the market; and

(b)	instructs Anheuser-Busch InBev to: (i) deliver, on the Participant’s behalf, the Shares underlying the exercised Options to such financial intermediary for their sale on the market; and (ii) collect from that financial intermediary the proceeds of the sale of those Shares.

(iii)	Following the delivery of the Shares by Anheuser-Busch InBev to the financial intermediary, the obligation of Anheuser-Busch InBev to deliver Shares (or the sale proceeds thereof) to the Participant will be set off against the obligation of the Participant to pay the Exercise Price to Anheuser-Busch InBev. Any amount in excess of the Exercise Price collected by Anheuser-Busch InBev, after payment of all applicable costs, fees and taxes due by the Participant as a result of the cashless exercise will be transferred to the Participant after the effective sale of the Shares, without accruing any interest. If payments are processed through your employer, payments may be made on the same schedule as payroll payments and therefore may occur after a reasonable delay, without accruing any interest.

8	Situation upon Termination of Service

8.1	Before cumulated age of 70[1]

8.1.1	Dismissal other than for Serious Cause

Without prejudice to Section 8.4 below:

(i)	all Options which are not exercisable under Section 7.2 above on the date of the end of employment automatically expire and become null and void;

[1]	“cumulated age” is the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the Anheuser-Busch InBev Group using full months of service and full months of age to calculate the combined years.

(ii)	all Options which, on the date of the end of employment are exercisable according to Section 7.2 above may be exercised but only during a 180-day period starting on the day that employment has ended;

The above rules shall apply notwithstanding any recourse that might be introduced by a Participant against the termination of employment.

The above rules also apply in case the termination of employment results from an Outsourcing or a Divestiture.

8.1.2	Resignation and Dismissal for Serious Cause

Without prejudice to Section 8.4 below, in the case of Resignation or Dismissal for Serious Cause of a Participant:

(i)	all Options which are not exercisable under Section 7.2 above on the date of the end of employment automatically expire and become null and void;

(ii)	all Options which, on the date of the end of employment are exercisable according to Section 7.2 above may be exercised but only during a 90-day period starting on the day that employment has ended;

The rules set out above shall apply notwithstanding any recourse that might be introduced by a Participant against such dismissal.

8.2	At or after cumulated age of 70[2]

8.2.1	Resignation and Dismissal other than for Serious Cause

Without prejudice to Section 8.4. below :

(i)	all Options which are not exercisable under Section 7.2 above on the date of the end of employment will be subject to the following regime:

(a)	if employment ends before the end of the second year following the Offer Date:

(I)	if the Participant has participated in the SBC in each of the last five years (or as many years in that period in which the Participant has been an eligible employee of Anheuser-Busch InBev or its subsidiaries), a portion of the Options will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

(II)	in all other cases, all Options held by the Participant will automatically expire and become null and void;

(b)	if employment ends on or after the end of the second year following the Offer Date, a portion of the Options will remain in full force and effect and subject to these terms and conditions, provided that, if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after the employment has ended.

[2]

“cumulated age” is the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the Anheuser-Busch InBev Group using full months of service and full months of age to calculate the combined years.

The portion of Options that will remain in full force and effect as indicated above will be calculated by Anheuser-Busch InBev on the basis of the Pro-Rata Formula. The remaining Options will automatically expire and become null and void.

(ii)	all Options which, on the date of the end of employment are exercisable according to Section 7.2 above may be exercised until the end of the Exercise Period in accordance with these terms.

8.2.2	Dismissal for Serious Cause

Without prejudice to Section 8.4 below, in the case of Dismissal for Serious Cause of a Participant:

(i)	all Options which are not exercisable under Section 7.2 above on the date of the end of employment automatically expire and become null and void;

(ii)	all Options which, on the date of the end of employment are exercisable according to Section 7.2 above may be exercised but only during a 90-day period starting on the day that employment has ended;

The rules set out above shall apply notwithstanding any recourse that might be introduced by a Participant against such dismissal.

8.3	At or after cumulated age of 80[3]

8.3.1	Resignation and Dismissal other than for Serious Cause

Without prejudice to Section 8.4 below :

(i)	all Options which are not exercisable under Section 7.2 above on the date of the end of employment remain exercisable by the Participant in accordance with these terms provided that if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended.

(ii)	all Options which, on the date of the end of employment are exercisable according to Section 7.2 above may be exercised until the end of the Exercise Period in accordance with these terms.

8.3.2	Dismissal for Serious Cause

Without prejudice to Section 8.4 below, in the case of Dismissal for Serious Cause of a Participant:

(i)	all Options which are not exercisable under Section 7.2 above on the date of the end of employment automatically expire and become null and void;

[3]	“cumulated age” is the sum, on the date of the end of employment, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the Anheuser-Busch InBev Group using full months of service and full months of age to calculate the combined years.

(ii)	all Options which, on the date of the end of employment are exercisable according to Section 7.2 above may be exercised but only during a 90-day period starting on the day that employment has ended;

The rules set out above shall apply notwithstanding any recourse that might be introduced by a Participant against such dismissal.

8.4	Death or termination of employment following permanent disability

Notwithstanding Sections 8.1 to 8.3 above, in the case of death of a participant or termination of employment following permanent disability:

8.4.1	all Options which are not exercisable under Section 7.2 above on the date of permanent disability or death of the Participant, become immediately and unconditionally exercisable (in the case of death, by the Successors) in accordance with these terms and conditions, to the exclusion of Section 7.2 provided that, in the case of permanent disability and if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended.

8.4.2	all Options which, on the date of permanent disability or death of the Participant, are exercisable according to Section 7.2 above may be exercised (in the case of death, by the Successors) until the end of the Exercise Period in accordance with these terms.

The notion of “permanent disability” is to be defined by reference to the law governing the employment of the Participant.

8.5	Treatment of ISOs

ISOs shall be treated as NQSOs if they are exercised later than three (3) months after a Participant’s termination of employment. If Section 8.4 applies with respect to ISOs upon the permanent disability of a Participant and the disability is as described in Section 22(e)(3) of the Code, such ISOs shall be treated as NQSOs if they are exercised later than one (1) year after termination of employment. If the disability is not as described in Section 22(e)(3), such ISOs shall be treated as NQSOs if they are exercised later than three (3) months after termination of employment.

8.6	Leave of Absence

A Participant who is, as of the Offer Date, or following the Offer Date commences, on a Leave of Absence shall be deemed to remain employed by Anheuser-Busch InBev and its subsidiaries unless the Leave of Absence extends beyond the second anniversary of the date on which the Leave of Absence commenced, in which event the Participant will be deemed to have resigned, in the meaning of Section 8 of the Plan and for the application of the Plan only, on and as of the Leave of Absence expiration date.

Notwithstanding the above, for purposes of the Pro-Rata Formula under Section 8.2.1 (i) (b), the Leave of Absence will only be included in the number of full calendar months of employment provided it has been granted for medical reasons, including maternity leave, or provided the law governing the employment of the Participant would require this.

For purposes of ISOs, if a Leave of Absence exceeds three (3) months and Anheuser-Busch InBev is required, either by statute or contract, to reemploy the Participant upon expiration of such leave, Options will continue to be treated as ISOs during such Leave of Absence. If reemployment upon expiration of a Leave of Absence that exceeds three (3) months is not so guaranteed, six (6) months after the first day of such leave any ISOs held by the Participant shall cease to be treated as ISOs and shall be treated for tax purposes as NQSOs.

9	Special Rules for Incentive Stock Options

9.1	To the extent that the aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which ISOs granted under the Plan and all other plans of Anheuser-Busch InBev are first exercisable by any Participant during any calendar year shall exceed the maximum limit (currently $100,000) imposed from time to time under Section 422 of the Code, such options shall be treated as NQSOs, taking options into account in the order in which they are granted.

9.2	Notwithstanding Section 3, to the extent required under Section 422 of the Code, an ISO may not be granted under the Plan to a Participant who, at the time the Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of his or her employer corporation or of its parent or subsidiary corporations (as such ownership may be determined for purposes of Section 422(b)(6) of the Code) unless (i) at the time such ISO is granted the Exercise Price is at least 110% of the Fair Market Value of the Shares subject thereto and (ii) the ISO by its terms is not exercisable after the expiration of five (5) years from the date granted.

9.3	To the extent that an ISO fails to meet any of the requirements of Section 422 of the Code, it shall cease to be an ISO but shall, from the date of the failure, continue in effect as a NQSO.

10	Amendment to the Capital Structure and Anti-dilution Measures

10.1	Anheuser-Busch InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

10.2	In the event that such corporate changes would have an unfavourable effect on the Options, the Exercise Price and/or the number of Options and/or the number of Shares to which the Options give rights will be adjusted for the purpose of safeguarding the interests of the holders of Options, as determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of Anheuser-Busch InBev; provided, however, that with respect to ISOs, any such adjustment shall be made in accordance with Section 424 of the Code. The terms of such adjustment will be communicated to the Participants in due time.

10.3	In the event that Anheuser-Busch InBev would be merged into another company, the rights and obligations of Anheuser-Busch InBev under the Plan will automatically be transferred to the absorbing company and the Options will no longer give the Participants the right to purchase Shares but instead the right to purchase shares of the absorbing company. The number of shares of the absorbing company to which each Option will give right and the exercise price thereof will be determined at the sole discretion of the Board of Directors and communicated to the Participants in due time; provided, however, that with respect to ISOs, any such assumption shall be made in accordance with Section 424 of the Code.

11	Nature and characteristics of the Shares

11.1	General

The Shares to be purchased upon exercise of the Options are existing ordinary shares of Anheuser-Busch InBev with all rights and benefits generally attached to such Shares. Anheuser-Busch InBev will, at its discretion, deliver Shares in dematerialised form or in registered form.

11.2	Dividends

The Shares acquired upon exercise of Options give right to the dividends paid on such Shares after the date of exercise. No dividends will be paid on the Options.

11.3	Transferability

The Shares acquired upon exercise of Options are not subject to any transfer restrictions under the rules of the Plan.

12	Expenses and Taxes

All costs related to the attribution of the Options and the delivery of the Shares will be paid by Anheuser-Busch InBev, except taxes on stock exchange transactions, capital gains taxes and income and social security taxes on the income received by the Participants in connection with the offering, the ownership or the exercise of the Options and with the acquisition of the Shares. All financing costs related to the acquisition of the Shares shall be borne by the Participants. In case of a regular exercise, the Participants shall ensure that the bank account of Anheuser-Busch InBev is credited with the net Exercise Price amount in euros. To the extent permitted by law, Anheuser-Busch InBev may withhold from any payment or delivery of Shares any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

13	Administration of the Plan

13.1	Delegation to the Committee

13.1.1	The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these terms and conditions.

13.1.2	In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

13.2	(Sub-)delegation to any third party

13.2.1	The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

13.2.2	In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

13.3	Neither Anheuser-Busch InBev nor any member of the Board of Directors or the Committee shall be liable for:

(i)	any action or determination made in good faith with respect to the Plan; or.

(ii)	any action or determination with respect to the Plan or ISOs granted under the Plan that results in the Plan or such ISOs (individually or entirely) failing to meet the requirements of Section 422 of the Code.

14	Notification Upon Disqualifying Disposition of ISO

If a Participant disposes of Shares acquired upon exercise of an ISO in a “disqualifying disposition” within the meaning of Section 422 of the Code, that is, disposes of them less than:

(i)	two years after the ISO Offer Date; or

(ii)	one year from the issue or transfer of Shares to the Participant upon exercise,

or in any other disqualifying disposition within the meaning of Section 422 of the Code, the Participant shall notify Anheuser-Busch InBev of the date and terms of such disposition in writing within 15 days thereof.

15	Electronic Register, Electronic Evidence and Consent to Electronic Delivery

15.1	Electronic options register

The Options may be recorded in an options register in electronic form, the maintenance of which may be outsourced by Anheuser-Busch InBev to a third party.

15.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

15.3	Consent to Electronic Delivery

As a condition to receiving the Options, each Participant consents to delivery of all subsequent information relating to the Options by electronic means, including e-mails to the Participant and postings on the LTI Website, Anheuser-Busch InBev’s website or intranet. Such information may include, among others, financial information concerning Anheuser-Busch InBev and other information relevant to a Participant’s decision whether or not to exercise the Options. In order to access such information, Participants will be required to access the LTI Website and/or Anheuser-Busch InBev’s e-mail system, website and/or intranet. By acceptance of the Options, each Participant is deemed to acknowledge that he/she has such access to the LTI Website, the e-mail system of Anheuser-Busch InBev and its website and intranet and ordinarily uses them in the ordinary course of his/her employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to his/her People Department.

16	Matrimonial Regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Options, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Options.

17	Death

In the event of a Participant’s death, any Successor acquiring Options shall inform Anheuser-Busch InBev of the Participant’s death as soon as possible following the date of death.

18	Modification to the Terms and Conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the terms and conditions. It may also unilaterally modify the terms and conditions when such modifications are required to comply with any change in legislation. Shareholder approval/confirmation of any amendment shall be obtained to the extent necessary to comply with Section 422 of the Code (relating to Incentive Stock Options) or any other applicable law, regulation or stock exchange listing requirements.

19	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan:

(i)	the acquisition of Shares by the Participant is unrelated to his occupational pension rights or pension claims, so that this acquisition cannot affect these occupational pension rights and claims;

(ii)	the Plan, the Offer Letter and the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of Anheuser-Busch InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof; and

(iii)	the grant of Options cannot be considered as a right acquired for the future.

20	Privacy and processing of Personal Data

20.1	The Data Controller is responsible for the collection and processing of Personal Data as is necessary for the setting-up and administration of the Plan and the Options register of Anheuser-Busch InBev in electronic form.

20.2	The Personal Data collected, inter alia, by way of the Acceptance Form and the Exercise Form will be used exclusively for the purposes of the administration of the Plan and the maintenance of the Options register of Anheuser-Busch InBev in electronic form.

20.3	The Data Controller can transfer the Personal Data to the Data Processor and the employer of the Participant for the above purposes, as well as to regulatory authorities for the purposes of complying with legal obligations in connection with the Plan. Such recipients may be located in jurisdictions outside the European Economic Area that may not provide an adequate level of personal data protection.

20.4	The Data Controller and the Data Processor shall abide by the Belgian Law of 8 December 1992 on privacy protection in relation to the processing of personal data, as amended from time to time, and its implementing decrees.

20.5	Through his/her signature of the Acceptance Form and/or its submission through the LTI Website, the Participant gives his/her consent to the collection and processing of his/her Personal Data as described in this Section 20.

20.6	The Participant has the right to access and correct his/her Personal Data by sending a written and signed request to his/her local People Department.

21	Effective Date and Term of Plan

Unless sooner terminated by the Board of Directors, the Plan, including the provisions respecting the grant of Options, shall terminate on the date upon which all the Shares underlying the Options have been delivered to Participants. All Options made under the Plan prior to its termination shall remain in effect until such Options have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Offer Letter.

22	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

23	Applicable Law

The Options, the Shares and these terms and conditions are governed by Belgian law.